Exhibit 99.1

Claude Resources Inc. Appoints New Vice President of Operations

Trading Symbols
TSX - CRJ
NYSE Amex - CGR

SASKATOON, April 3, 2012 /CNW/ - Claude Resources Inc. (TSX-CRJ) (NYSE Amex-CGR) ("Claude" and or the "Company") is pleased to announce that it has appointed Mr. Peter Longo to Vice President of Operations.

Mr. Longo recently joined Claude as Manager of Capital Projects in 2011. He is a Professional Engineer and Project Management Professional with over 12 years of experience. Mr. Longo previously worked at Areva Resources, Cameco Corporation and Inco Ltd in a variety of operating, mining, engineering and project management positions. He brings a diverse range of experience in challenging conditions from both base metals and uranium industries. Peter holds a BSc. Engineering (Mining) from Queen's University and a Masters of Business Administration from McMaster University.

In his new role, Mr. Longo will have overall responsibility of the mining operations, milling, health and safety, and environment at the Seabee and Madsen Gold Operations, as well as conducting feasibility studies for the Amisk and other gold projects.

"We are very pleased to appoint Peter as Vice President of Operations. His knowledge and skill set are a welcome addition to the management team and his experience in capital projects will be instrumental in the development of our Seabee, Amisk and Madsen gold projects," stated Neil McMillan, President and CEO.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 973,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Press Release may contain "forward-looking" statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

%CIK: 0001173924

For further information:

Neil McMillan, President & CEO
Phone: (306) 668-7505
or
Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7501

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 09:00e 03-APR-12